LORD ABBETT EQUITY TRUST
90 Hudson Street
Jersey City, NJ 07302

January 27, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

Joint Fidelity Bond (Bond No. 87023111B) for the Lord Abbett Equity Trust (the “Trust”) (File No. 811-10371) on behalf of Lord Abbett Calibrated Large Cap Value Fund and Lord Abbett Calibrated Mid Cap Value Fund (each the “Fund” or, collectively the “Funds”)

Ladies and Gentlemen:

          Pursuant to Rule 17g-1(g)(i) under the Investment Company Act of 1940, we hereby enclose for filing with the Commission:

(i)	Rider 13 to the joint insured bond covering the registered investment companies named in Exhibit C below (Exhibit A);

(ii)

Certificates signed by an authorized officer of the Trust certifying the resolutions of a majority of the Board of Trustees who are not “interested persons” of the Trust approving the amount, type, form and coverage of the Joint Fidelity Bond and the portion of the premium to be paid by the Funds (Exhibit B);

(iii)

Exhibit C showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond. Premiums on the joint insured bond have been paid for the period through June 30, 2012; and

(iv)	A copy of an agreement among the Trust and all of the other named insureds under the Blanket Fidelity Bond, which is required pursuant to paragraph (f) of Rule 17g-1 (Exhibit D)*.

          Please contact the undersigned at (201) 827-2225 if you need any additional information.

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips Vice President and Assistant Secretary of Lord Abbett Investment Trust

          Enclosures

*	Incorporated by reference to the Blanket Fidelity Bond filed on August 26, 2011.

EXHIBIT A

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023111B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2011	June 30, 2011 to June 30, 2012

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

FUND NAME		EFFECTIVE DATE
o	Lord Abbett Calibrated Large Cap Value Fund,
o	Lord Abbett Calibrated Mid Cap Value Fund, each a series of:
Lord Abbett Equity Trust		December 15, 2011

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

EXHIBIT B

CERTIFIED RESOLUTIONS

          The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Calibrated Large Cap Value Fund and Lord Abbett Calibrated Mid Cap Value Fund, each a series of Lord Abbett Equity Trust (formerly Lord Abbett Blend Trust), hereby certifies that the following are true and correct resolutions of each Board of Trustees of the above-named Company duly adopted on September 15, 2011:

          Any reference herein to “each New Fund” shall mean Lord Abbett Calibrated Large Cap Value Fund and Lord Abbett Calibrated Mid Cap Value Fund.

          RESOLVED, that the addition of each New Fund to the coverage under the Blanket Fidelity Bond (the “Bond”) issued by ICI Mutual to each of the Lord Abbett Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of the New Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the New Fund’s portfolio; and further

          RESOLVED, that the portion of the premium to be paid by each New Fund for the Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only the Fund as the insured.

/s/ Thomas R. Phillips

Thomas R. Phillips Vice President and Assistant Secretary

January 27, 2012

CERTIFIED RESOLUTIONS

          The undersigned, Thomas R. Phillips, Vice President and Assistant Secretary of Lord Abbett Affiliated Fund, Inc.; Lord Abbett Equity Trust (formerly Lord Abbett Blend Trust); Lord Abbett Bond-Debenture Fund, Inc.; Lord Abbett Developing Growth Fund, Inc.; Lord Abbett Global Fund, Inc.; Lord Abbett Investment Trust; Lord Abbett Mid-Cap Value Fund, Inc.; Lord Abbett Municipal Income Fund, Inc.; Lord Abbett Research Fund, Inc.; Lord Abbett Securities Trust; Lord Abbett Series Fund, Inc.; Lord Abbett Stock Appreciation Fund (formerly Lord Abbett Large-Cap Growth Fund); Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc. (collectively the “Funds”), hereby certifies that the following are true and correct resolutions of each Board of Directors (Trustees) of each above-named Corporation (Trust) duly adopted on June 9, 2011:

          RESOLVED, that coverage under the Bond issued by ICIM to each of the Funds, Lord Abbett, Lord Abbett Distributor, Lord, Abbett & Co. LLC 401(k) Retirement Plan, and Lord Abbett Benefits Trust, in the amount of $30 million, and with a deductible amount of $100,000, be, and it hereby is, approved as to amount, type, form, and coverage, considering all relevant factors, including, but not limited to, the value of the aggregate assets of each Fund to which persons covered by the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities in the Funds’ portfolios; and further

          RESOLVED, that the portion of the premium to be paid by each Fund for such Bond be, and it hereby is, approved taking all relevant factors into consideration including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of the other parties, the amount of the Bond and the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds, and the extent to which the share of the premium allocated to each Fund is less than the premium each Fund would have had to pay if it were to provide and maintain a fidelity bond which covers only that Fund as the insured.

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary
August 26, 2011

EXHIBIT C

Each of the Lord Abbett registered investment companies, had they not been jointly insured under this Fidelity Bond, would have had to provide and maintain single insured bonds based on their respective assets as of as June 30, 2011 in the following amounts:

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/11	Total Registered Management Investment Company Assets as of 6/30/11	Amount of Single Insured Bond

Lord Abbett Affiliated Fund, Inc.	$8,472,207,564	$8,472,207,564	$2,500,000

Lord Abbett Equity Trust (formerly Lord Abbett Blend Trust)		$1,245,788,959	$1,250,000
Lord Abbett Calibrated Large Cap Value Fund [1]	$-0-
Lord Abbett Calibrated Mid Cap Value Fund[1]	$-0-
Lord Abbett Small-Cap Blend Fund	$1,245,788,959

Lord Abbett Bond-Debenture Fund, Inc.	$8,075,047,097	$8,075,047,097	$2,500,000

Lord Abbett Developing Growth Fund, Inc.	$2,274,570,331	$2,274,570,331	$1,500,000

Lord Abbett Global Fund, Inc.		$535,347,636	$900,000
Lord Abbett Global Allocation Fund	$177,428,847
Lord Abbett Emerging Markets Currency Fund	$357,918,789

Lord Abbett Investment Trust		$26,708,370,774	$2,500,000

Lord Abbett Convertible Fund	$355,215,339
Lord Abbett Core Fixed Income Fund	$660,499,922
Lord Abbett Floating Rate Fund	$4,166,837,512
Lord Abbett High Yield Fund	$1,461,315,197
Lord Abbett Income Fund	$1,049,112,943
Lord Abbett Inflation Focused Fund	$112,754,347
Lord Abbett Short Duration Income Fund	$13,988,316,041
Lord Abbett Total Return Fund	$2,182,314,829
Lord Abbett Balanced Strategy Fund	$1,443,941,089
Lord Abbett Diversified Income Strategy Fund	$398,087,661
Lord Abbett Growth & Income Strategy Fund	$695,782,616
Lord Abbett Diversified Equity Strategy Fund	$194,193,278

Lord Abbett Mid-Cap Value Fund, Inc.	$2,453,790,848	$2,453,790,848	$1,500,000

Lord Abbett Research Fund, Inc.		$7,673,518,529	$2,500,000
Lord Abbett Capital Structure Fund	$1,515,878,825
Lord Abbett Growth Opportunities Fund	$728,596,195
Lord Abbett Classic Stock Fund	$1,138,184,348
Small-Cap Value Series	$4,290,859,161

1	Effective December 15, 2011, Lord Abbett Calibrated Large Cap Value Fund and Lord Abbett Calibrated Mid Cap Value Fund, each a series of Lord Abbett Equity Trust, was added.

LORD ABBETT FUNDS	Portfolio Assets as of 6/30/11	Total Registered Management Investment Company Assets as of 6/30/11	Amount of Single Insured Bond

Lord Abbett Securities Trust		$10,194,850,708	$2,500,000
Lord Abbett Alpha Strategy Fund	$1,044,043,932
Lord Abbett Fundamental Equity Fund	$4,673,532,702
Lord Abbett Growth Leaders Fund	$3,967,335
Lord Abbett International Core Equity Fund	$1,085,869,721
Lord Abbett International Dividend Income Fund	$591,248,241
Lord Abbett International Opportunities Fund	$415,702,856
Lord Abbett Large-Cap Value Fund	$52,038,041
Lord Abbett Micro-Cap Growth Fund	$128,570,462
Lord Abbett Micro-Cap Value Fund	$150,236,421
Lord Abbett Value Opportunities Fund	$2,049,640,997

Lord Abbett Series Fund, Inc.		$2,781,560,784	$1,700,000

Bond-Debenture Portfolio	$607,538,055
Capital Structure Portfolio	$127,902,235
Classic Stock Portfolio	$35,274,894
Developing Growth Portfolio	$271,113
Fundamental Equity Portfolio	$195,524,116
Growth and Income Portfolio	$1,139,604,164
Growth Opportunities Portfolio	$112,077,728
International Core Equity Portfolio	$1,415,097
International Opportunities Portfolio	$55,230,005
Mid-Cap Value Portfolio	$500,590,845
Total Return Portfolio	$5,901,815
Value Opportunities Portfolio	$230,717

Lord Abbett Stock Appreciation Fund	$202,348,723	$202,348,723	$600,000

Lord Abbett Municipal Income Fund, Inc.		$7,650,586,046	$2,500,000

Lord Abbett AMT Free Municipal Bond Fund	$43,827,738
Lord Abbett California Tax Free Income Fund	$186,826,095
Lord Abbett High Yield Municipal Bond Fund	$1,579,391,669
Lord Abbett Intermediate Tax-Free Fund	$2,117,351,297
Lord Abbett National Tax Free Income Fund	$1,605,605,724
Lord Abbett New Jersey Tax Free Fund	$115,301,541
Lord Abbett New York Tax Free Fund	$258,044,089
Lord Abbett Short Duration Tax Free Fund	$1,744,237,893

Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund, Inc.	$611,004,278	$611,004,278	$900,000